December 20, 2023	Peter J. Shea Peter.Shea@klgates.com T +1 212 536 3988 F +1 212 536 3901

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 333-273364) Hashdex Bitcoin Futures ETF Pre-Effective Amendment No. 3 to Registration Statement on Form S-1

Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which operates as a separate series of the Registrant the Hashdex Bitcoin Futures ETF (the “Fund”), we are filing together with this correspondence Pre-Effective Amendment No. 3 (“Amendment”) to the Registrant’s registration statement on Form S-1 (the “Registration Statement”) (File No. 333-273364).

Please be advised that revisions to the Amendment have been made, as applicable, to conform the disclosures in the Amendment to the revisions made in the combined information statement and prospectus contained in the Registrant’s registration statement on Form S-4 (File No. 333-275227) that was filed with the Commission as Pre-Effective Amendment No. 2 on December 20, 2023, in response to the Staff’s prior comments on the Form S-4.

The Registrant and Tidal Investments LLC, as the sponsor of the Registrant, acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

K&L Gates LLP

599 Lexington Avenue New York NY 10022-6030

T +1 212 536 3900  F +1 212 536 3901  klgates.com

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

cc:

Ms. Sandra Hunter Berkheimer, Division of Corporation Finance

Ms. Jessica Livingston, Division of Corporation Finance

Mr. David Lin, Division of Corporation Finance

Ms. Michelle Miller, Division of Corporation Finance

Ms. Kate Tillan, Division of Corporation Finance

Mr. Guillermo Trias, Tidal Financial Group

Mr. Daniel Carlson, Tidal Financial Group

Mr. Michael Pellegrino, Tidal Financial Group

Mr. Brian Doyle-Wenger, K&L Gates LLP

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